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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                               (AMENDMENT NO. 1)

                              ASARCO INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                AAV CORPORATION
                                      AND

                            PHELPS DODGE CORPORATION
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                        (TITLE OF CLASSES OF SECURITIES)
                            ------------------------
                            04341310 (COMMON STOCK)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                             S. DAVID COLTON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            PHELPS DODGE CORPORATION
                           2600 NORTH CENTRAL AVENUE
                          PHOENIX, ARIZONA 85004-3014
                                 (602) 234-8100
                            ------------------------
                                   COPIES TO:

            MICHAEL W. BLAIR, ESQ.                         STEPHEN R. VOLK, ESQ.
             DEBEVOISE & PLIMPTON                         DAVID W. HELENIAK, ESQ.
               875 THIRD AVENUE                             599 LEXINGTON AVENUE
              NEW YORK, NY 10022                          NEW YORK, NEW YORK 10022
                (212) 909-6000                           TELEPHONE: (212) 848-4000

                           CALCULATION OF FILING FEE

  ----------------------------------------------------
  ----------------------------------------------------
   TRANSACTION VALUATION        AMOUNT OF FILING FEE
  ----------------------------------------------------
       $852,856,552*                 $170,572**
  ----------------------------------------------------
  ----------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $230,873
Form or Registration No.:          333-86063
Filing Party:                      Phelps Dodge Corporation
Date Filed:                        August 27, 1999

* For purposes of calculating the filing fee only. This calculation assumes that 39,783,396 shares of common stock, no par value per share, of Asarco Incorporated will be exchanged for shares of common stock, $6.25 par value per share, of Phelps Dodge Corporation. Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was based upon the average of the high and low prices of Asarco Incorporated common stock on September 1, 1999, as reported on the New York Stock Exchange Composite Tape.

** The filing fee is calculated by taking 1/50 of 1% of the Transaction
   Valuation, pursuant to Rule 0-11(d) of the Exchange Act.
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

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS:
           Phelps Dodge Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           13-1808503
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           WC, BK
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100 shares of common stock, no par value
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Nominal
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS:
           AAV Corporation
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
           N/A
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS
           WC, BK
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100 shares of common stock, no par value
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Nominal
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

     Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and its wholly owned subsidiary, AAV Corporation, a Delaware corporation ("Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 3, 1999 with respect to the Purchaser's exchange offer to acquire all outstanding shares of common stock, no par value per share, (including the associated preferred share purchase rights, the "Asarco Shares") of Asarco Incorporated, a New Jersey corporation, ("Asarco") by filing this Amendment No. 1 to the Schedule 14D-1 ("Amendment No. 1"), and an amended Prospectus dated September 22, 1999 (the "Prospectus") and the related Letter of Election and Transmittal which together constitute the Offer.

     Item 1 is hereby amended and supplemented as follows:

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The information set forth under the caption "Market Prices and Dividends" in the Prospectus is incorporated herein by reference.

     Item 2 is hereby amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(b) During the last five years, neither Phelps Dodge nor the Purchaser, and, to the best knowledge of Phelps Dodge and the Purchaser, none of the persons listed in Schedule A of the Prospectus has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The information set forth in Schedule A of the Prospectus is incorporated herein by reference.

     Item 3 is hereby amended and supplemented as follows:

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth under the captions "Summary -- The Offer," "Background of the Offer" and "Relationships with Asarco" in the Prospectus is incorporated herein by reference.

     Item 4 is hereby amended and supplemented as follows:

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under the captions "Summary -- The Offer", "The Offer -- Source and Amount of Funds" and "The Offer" in the Prospectus is incorporated herein by reference.

     (b)-(c) The information set forth under the caption "The Offer -- Source and Amount of Funds" in the Prospectus is incorporated herein by reference.

     Item 5 is hereby amended and supplemented as follows:

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth under the captions "The Offer -- Effect of Offer on Market for Asarco Shares; Registration Under the Exchange Act," "The Offer -- Purpose of Our Offer; the Phelps Dodge/ Asarco Merger," "Comparison of Rights of Holders of Phelps Dodge Shares and Asarco Shares" and "Market Prices and Dividends" in the Prospectus is incorporated herein by reference.

     Item 6 is hereby amended and supplemented as follows:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Information set forth in Annex B of the proxy statement of Phelps Dodge on Schedule 14A, dated September 7, 1999, a copy of which is attached hereto as Exhibit (f), is incorporated herein by reference. Such information is current through the date hereof.

     Item 8 is hereby amended and supplemented as follows:

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under the caption "The Offer -- Fees and Expenses" in the Prospectus and under the caption "Solicitation of Proxies" in the Phelps Dodge proxy statement of Phelps Dodge on Schedule 14A, dated September 7, 1999, is incorporated herein by reference.

     Item 9 is hereby amended and supplemented as follows:

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under the captions "Summary," "The
Companies -- Phelps Dodge" and "Unaudited Pro Forma Combined Financial Information" in the Prospectus is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of Asarco whether to exchange, tender or hold securities being sought in the Offer.

     Item 10 is hereby amended and supplemented as follows:

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b)-(c) The information set forth under the captions "Background of the Offer" and "The Offer -- Conditions of Our Offer" in the Prospectus is incorporated herein by reference.

     (d) The information set forth under the caption "The Offer -- Effect of Offer on Market for Asarco Shares; Registration under the Exchange Act" in the Prospectus is incorporated herein by reference.

     (e) The information set forth under the caption "The Offer -- Litigation" in the Prospectus is incorporated herein by reference.

     (f) The information set forth in the Prospectus and the related Letter of Election and Transmittal, attached as Exhibits (a)(8) and (9) hereto, is incorporated herein by reference.

     Item 11 is hereby amended and supplemented by the addition of the following Exhibits thereto:

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(8)    Prospectus of Phelps Dodge dated September 22, 1999.
  (a)(9)    Form of Letter of Election and Transmittal.
  (a)(10)   Form of Notice of Guaranteed Delivery.
  (a)(11)   Form of Letter from Morgan Stanley & Co. Incorporated to
            Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees.
  (a)(12)   Form of Letter from Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees to Clients.
  (a)(13)   Form of Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9.
  (b)       Second Amended and Restated Credit Agreement, dated as of
            June 25, 1997, among the Corporation, several banks and other lending institutions, and The Chase Manhattan Bank, as administrative agent (incorporated by reference to Exhibit
            4.2 to the Corporation's Form 10-Q for the quarter ended
            June 30, 1997 (SEC File No. 1-82)).
  (c)       None.
  (d)(2)    Tax opinion of Shearman & Sterling.
  (e)(2)    See exhibit (a)(8).
  (f)(2)    Proxy Statement of Phelps Dodge dated September 7, 1999
            (incorporated by reference).
  (f)(3) Letter to Asarco Shareholders from Phelps Dodge Corporation dated September 22, 1999.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Phelps Dodge Corporation

                                          By /s/ RAMIRO G. PERU

                                            ------------------------------------
                                            Name: Ramiro G. Peru
                                            Title: Chief Financial Officer and
                                            Senior Vice President

September 22, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AAV Corporation

                                          By /s/ RAMIRO G. PERU

                                            ------------------------------------
                                            Name: Ramiro G. Peru
                                            Title: Director, Vice President and
                                             Treasurer

September 22, 1999

                                 EXHIBIT INDEX

                                                                           SEQUENTIALLY
EXHIBIT                                                                      NUMBERED
 NUMBER                            DESCRIPTION                                 PAGE
-------                            -----------                             ------------
(a)(8)     Prospectus of Phelps Dodge dated September 22, 1999.
(a)(9)     Form of Letter of Election and Transmittal.
(a)(10)    Form of Notice of Guaranteed Delivery.
(a)(11)    Form of Letter from Morgan Stanley & Co. Incorporated to
           Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees.
(a)(12)    Form of Letter from Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees to Clients.
(a)(13)    Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9.
(b)        Second Amended and Restated Credit Agreement, dated as of
           June 25, 1997, among the Corporation, several banks and
           other lending institutions, and The Chase Manhattan Bank, as administrative agent (incorporated by reference to Exhibit
           4.2 to the Corporation's Form 10-Q for the quarter ended
           June 30, 1997 (SEC File No. 1-82)).
(c)        None.
(d)(2)     Tax opinion of Shearman & Sterling.
(e)(2)     See exhibit (a)(8).
(f)(2)     Proxy Statement of Phelps Dodge dated September 7, 1999
           (incorporated by reference).
(f)(3)     Letter to Asarco Shareholders from Phelps Dodge Corporation dated September 22, 1999.